                                 October 22, 2008

Mr. Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
CF/AD5 100F Street, N.E.
Washington D.C., 20549-7070

RE:
Network CN Inc.
Form 10-KSB for the Year Ended December 31, 2007
Amendment No. 1 to Form 10-KSB for the Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended June 30, 2008
File Number: 000-30264

Dear Mr. Shenk,

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Network CN Inc. (the “Company”) dated September 18, 2008.

  For your convenience, we have repeated the Staff’s comments in italicized, bold type before the Company’s response. References in this letter to “we”, “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-KSB for the Year Ended December 31, 2007
Consolidated Balance Sheet, page F-3

Staff Comment 1: Refer to your response to our prior comment number 4. Please explain to us and disclose the impact on your operations beyond the 12 month period upon the expiration of such rights. In particular, discuss your ability to generate revenues and any responsibilities you have in regard to the construction of advertising panels associated with such expired rights. Further, tell us and disclose how the rights that are to expire within 12 months correlate to your discussion under “Business Overview, 1. Media Business” so that there is a clear understanding of the future prospects associated with the advertising panels discussed therein.

Response:

Pursuant to business agreements entered with different authority parties, the Company was granted exclusive rights to operate advertising panels for operating periods ranging from 16 months to 20 years. Advertising rights fees were paid according to the payment terms set forth in those business agreements, which usually required us to prepay for half a year to one year from time to time. We recorded such prepayments in “Prepayments for Advertising Operating Rights” and amortized them over the operating lease period associated with the prepayment (e.g., over a six months’ period for a half-year prepayment). As such prepayments represented advertising rights fees prepaid only for the coming half-year to one year operating period, we therefore classified them as current assets.

As of December 31, 2007, none of the advertising operating rights were due to expire within 12 months. Besides, the useful lives of all our existing advertising panels were shorter than the operating periods for their respective advertising operating rights. As such, there was no significant issue on our ability to generate revenues or our responsibility in regard to the construction of advertising panels associated with any expired rights.

Staff Comment 2: In connection with the preceding comment, please clarify for us and in your disclosures what “Intangible Rights, net” classified as noncurrent assets represent, and whether they have any relation to the operating rights discussed in “Business Overview, 1. Media Business.” If any represent advertising operating rights, consider changing your description of these on the balance sheet to be consistent with other advertising operating rights reported, and aggregating disclosures associated with intangible rights and advertising operating rights to the extent appropriate. In this regard, we note that the estimated useful lives of “Intangible Rights, net” are the same as those for “operating rights” (i.e., 16 months to 20 years).

Response:

As of December 31, 2007, the intangible rights, net consisted of the following two items:

1)   Net Intangible Right for Project Changning ($5.675 million)

In November 2006, the Company, through its subsidiary, paid an aggregate of $6 million to certain Third Parties to acquire the legal right to enter into a direct advertising license agreement with the Authority Party of Project Changning on terms identical to the original advertising license agreement entered between those Third Parties and the Authority Party (the cash payment was consideration for the Third Parties to convey their advertising license rights to the Company). Such intangible right was amortized over the operating period of Project Changning (i.e. 20 years). As of December 31, 2007, the accumulated amortization was $0.325 million.

We considered the nature of these intangible rights to be different from the Prepayments for Advertising Operating Rights. The $6 million cash payment represented the consideration paid to Third Parties in order for us to obtain the legal right to enter into a direct advertising license agreement with the Authority Party while Prepayments for Advertising Operating Rights represented prepaid expenses directly paid to Authority Party for the acquisition of advertising rights pursuant to the advertising license agreement entered into between the Authority Party and the Company.

2)   Net Intangible Right arising from the acquisition of Xuancaiyi. ($0.44 million)

In September 2007, the Company, through its subsidiary, acquired 51% of the equity interest of Xuancaiyi, which entered into a partnership agreement with a media partner, pursuant to which Xuancaiyi was assigned the advertising agency rights for the mega-sized LED installed on the wall of Jingxin Tower in Beijing, the PRC. Such agency rights (i.e. intangible rights) were recognized and measured at fair value upon the acquisition of Xuancaiyi and amortized over 16 months based on the initial contract period with Xuancaiyi’s media partner. As the intangible rights arose from an acquisition, we considered its nature to be different from the above Prepayments for Advertising Operating Rights.

Note 10. Convertible Promissory Notes and Warrants, page F-20

Staff Comment 3: Refer to your response to our prior comment number 6. Please disclose the “EPS Target” for each respective year in your revised disclosure so that investors may have context of the liability potential.

Response:

We will include the “EPS Target” in the revised disclosure in future filings.

Form 10-KSB/A #1 for the Year Ended December 31, 2007 as filed on August 11, 2008

Staff Comment 4: When a portion of an item of the filing is amended, the entire content of that item must be included in the amended filing, pursuant to Rule 12B-15 of Regulation 12B. For example, you revised a portion of “Item 6. Management’s Discussion and Analysis or Plan of Operation,” accordingly, the entirety of Item 6 inclusive of those portions revised must be included in the amended Form 10-KSB for 2007. Similarly, since the reports of the independent accountants were revised as well as portions of the notes to the financial statements, and both of these are within “Item 7. Financial Statements and Supplementary Data,” the entirety of Item 7 inclusive of a complete set of financial statements and the accompanying notes must be included in the amended Form 10-KSB for 2007 along with any revised portions thereof. Please amend your filing accordingly. Note that your amended filing is to be accompanied by all certifications, updated as appropriate.

Response:

The above comments are incorporated into Amendment No. 2 to Form 10-KSB.

Form 10-Q for the Quarterly Period Ended June 30, 2008
Condensed Consolidated Statements of Operations and Comprehensive Loss, page 5

Staff Comment 5: We note your disclosure on page 36 that the board of directors resolved in June 2008 to dispose of your travel business represented by Tianma, and that such was sold very shortly thereafter. In this regard, please explain to us why this component was not presented as discontinued operation for the periods ended June 30, 2008 pursuant to FAS 144. Please advise and revise, as appropriate.

Response:

Pursuant to FAS 144, a long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which several criteria were all met. The relevant criteria stated in Paragraph 30 of FAS 144 were summarized as follows:

a)	Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group)
b)	The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).
c)	An active program to locate a buyer and other actions required to complete the plan to sell the asset
d)
The sale of the asset (disposal group) is probable, and the transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 31.

e)	The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
f)	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

In June 2008, the Board only had a desire to sell Tianma and therefore resolved for management to actively explore ways to dispose of Tianma. However, when the June 30, 2008 Form 10-Q was filed, there were no definite plans committed to sell Tianma and no concrete active program had been launched to locate a buyer. We considered the Company did not meet all the criteria set above and Tianma should not be classified as asset held for sale as of June 30, 2008. As such, Tianma was not presented as discontinued operation for the period ended June 30, 2008.

Notes to Condensed Consolidated Financial Statements, page 7
Note 8. Convertible Promissory Notes and Warrants, page 22
(b) 3% Convertible Promissory Notes and Warrants, page 23

Staff Comment 6: We note that you amortized the entire discount associated with the beneficial conversion feature attributed to each issuance of 3% convertible promissory notes in the respective periods in which issued in 2007 and 2008. However, these notes are due in full at a stated redemption date in June 2011. In this regard, please explain to us your consideration of the guidance in Issue 6 of EITF 00-27 with respect to amortizing the discount attributed to the beneficial conversion feature over the term of the notes from the respective dates of issuance.

Response:

The above comments are incorporated into Amendment No. 2 to Form 10-KSB and Amendment No. 1 to Form 10-Q for the interim periods ended March 31, 2008 and June 30, 2008. We agreed with your comment to amortize the discount attributed to the beneficial conversion feature over the term of the 3% convertible promissory notes from the date of issuance instead of amortizing the entire discount in the period in which they were issued.

On October 10, 2008, we filed a Current Report on Form 8-K to announce that our Board of Directors, based upon the consideration of these issues and the recommendation of the Audit Committee, determined that we should restate our previously issued consolidated financial statements for the year ended December 31, 2007 and unaudited condensed consolidated financial statements for the interim periods ended March 31, 2008 and June 30, 2008.

We trust that we have satisfactorily addressed all the Staff Comments. Further comments or questions regarding this letter can be directed to the undersigned or Adam M. Guttmann, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Daley Mok
Daley Mok
Chief Financial Officer

Enclosures
cc:  Adam M. Guttmann
Crone Rozynko LLP